EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2018 and 2017, and at January 1, 2017, and for the years ended December 31, 2018, 2017 and 2016, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer

February 27, 2019	February 27, 2019

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018, December 31, 2017 and January 1, 2017, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018, December 31, 2017 and January 1, 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Voluntary Change in Accounting Policy

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for exploration and evaluation assets and development costs under IFRS 6 and IAS 16 and has retrospectively adjusted the consolidated financial statements as at December 31, 2017 and January 1, 2017, and for the years ended December 31, 2017 and 2016.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

February 27, 2019

We have served as the Company’s auditor since 2007.

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AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Financial Position

(Expressed in thousands of US dollars)

	Note	December 31, 2018	December 31, 2017 (Note 3)	January 1, 2017 (Note 3)
ASSETS
Current assets
Cash		$3,252	$3,420	$11,780
Short-term investments	5	-	1,000	10,000
Amounts receivable		4,091	4,635	3,050
Taxes recoverable	6	5,343	6,369	3,529
Prepaid expenses and other assets		1,030	2,065	965
Inventory	7	9,231	9,102	5,804
Total current assets		22,947	26,591	35,128
Exploration and evaluation assets	8	46,781	43,338	30,792
Plant, equipment and mining properties	10	38,743	32,158	28,076
Long-term investments		10	34	27
Reclamation bonds	11	107	714	108
Total assets		$108,588	$102,835	$94,131

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,885	$3,512	$3,726
Amounts due to related parties	12(b)	157	187	199
Taxes payable		167	525	817
Current portion of term facility	13	1,017	4,000	4,667
Current portion of equipment loans	14	517	848	977
Current portion of finance lease obligations	15	950	1,116	1,435
Deferred revenue	17	573	-	-
Current portion of reclamation provision	18	296	-	-
Other liabilities		279	-	-
Total current liabilities		9,841	10,188	11,821
Term facility	13	5,884	4,667	4,667
Equipment loans	14	411	398	1,191
Finance lease obligations	15	869	1,233	1,377
Warrant liability	16	2,009	1,161	1,630
Reclamation provision	18	10,503	11,638	6,963
Deferred income tax liabilities	27	3,903	4,548	4,688
Total liabilities		33,420	33,833	32,337
EQUITY
Share capital	19	88,045	81,468	80,785
Equity reserves		9,849	10,581	9,100
Treasury shares (14,180 shares, at cost)		(97)	(97)	(97)
Accumulated other comprehensive loss		(6,124)	(4,073)	(6,456)
Accumulated deficit		(16,505)	(18,877)	(21,538)
Total equity		75,168	69,002	61,794
Total liabilities and equity		$108,588	$102,835	$94,131

Commitments – Note 22

Subsequent Event – Note 28

Approved by the Board of Directors on February 27, 2019:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of US dollars)

	Note	2018	2017 (Note 3)	2016 (Note 3)

Revenue from mining operations	20	$34,116	$33,359	$34,692
Cost of sales	20	27,850	22,106	22,961
Mine operating income		6,266	11,253	11,731

Operating expenses
General and administrative expenses	21	3,565	3,313	3,789
Share-based payments	19	630	2,018	1,218
Income (loss) before other items		2,071	5,922	6,724

Other items
Interest and other income		221	246	52
Unrealized gain (loss) on long-term investments		(5)	5	(2)
Fair value adjustment on warrant liability	16	1,304	563	8
Unrealized foreign exchange gain (loss)		(802)	(935)	156
Finance cost		(444)	(157)	(142)
Accretion of reclamation provision	18	(378)	(248)	(215)
Interest expense		(109)	(103)	(126)
Gain on sale of asset		175	-	-
Net income before income taxes		2,033	5,293	6,455
Income taxes
Current income tax expense	27	(1,052)	(2,911)	(3,434)
Deferred income tax recovery (expense)	27	645	140	(1,005)
Income tax expense		(407)	(2,771)	(4,439)
Net income		1,626	2,522	2,016

Other comprehensive income (loss)
Currency translation differences		(2,051)	2,383	(95)
Total comprehensive income (loss)		$(425)	$4,905	$1,921

Earnings per share	19(e)
Basic		$0.03	$0.05	$0.05
Diluted		$0.03	$0.05	$0.05

Weighted average number of common shares outstanding	19(e)
Basic		56,851,626	52,523,454	42,695,999
Diluted		60,000,637	53,320,009	43,791,451

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit (Note 3)	Total Equity (Note 3)
Balance, January 1, 2016		37,298,009	$58,241	$9,330	$(97)	$(6,361)	$(23,760)	$37,353
Common shares issued for cash:
Brokered public offerings		14,043,992	21,663	-	-	-	-	21,663
Less share issuance cost		-	(1,459)	-	-	-	-	(1,459)
Exercise of stock options		1,079,000	949	-	-	-	-	949
Carrying value of stock options exercised		-	1,369	(1,369)	-	-	-	-
Stock options cancelled or expired		-	-	(206)	-	-	206	-
Shares issued for exploration and evaluation assets		10,000	22	-	-	-	-	22
Share-based payments (net of costs of $5)		-	-	1,345	-	-	-	1,345
Net income for the period		-	-	-	-	-	2,016	2,016
Currency translation differences		-	-	-	-	(95)	-	(95)
Balance, December 31, 2016		52,431,001	$80,785	$9,100	$(97)	$(6,456)	$(21,538)	$61,794
Common shares issued for cash:
Brokered public offerings		10,000	17	-	-	-	-	17
Less share issuance cost		-	(1)	-	-	-	-	(1)
Exercise of stock options		20,000	25	-	-	-	-	25
Carrying value of stock options exercised		-	20	(20)	-	-	-	-
Stock options cancelled or expired		-	-	(139)	-	-	139	-
Carrying value of RSUs exercised		257,152	623	(623)	-	-	-	-
Less share issuance cost		-	(1)	-	-	-	-	(1)
Share-based payments		-	-	2,263	-	-	-	2,263
Net income for the period		-	-	-	-	-	2,522	2,522
Currency translation differences		-	-	-	-	2,383	-	2,383
Balance, December 31, 2017		52,718,153	$81,468	$10,581	$(97)	$(4,073)	$(18,877)	$69,002
Common shares issued for cash:
Brokered public offerings and “at the market” issuances	19	10,257,458	6,683	-	-	-	-	6,683
Less: Issuance costs		-	(899)	-	-	-	-	(899)
Exercise of stock options	19	87,500	112	-	-	-	-	112
Carrying value of stock options exercised		-	84	(84)	-	-	-	-
Less: share issuance costs		-	(5)	-	-	-	-	(5)
Carrying value of RSUs exercised		274,658	602	(602)	-	-	-	-
Options cancelled or expired		-	-	(746)	-	-	746	-
Share-based payments	19	-	-	700	-	-	-	700
Net income for the period		-	-	-	-	-	1,626	1,626
Currency translation differences		-	-	-	-	(2,051)	-	(2,051)
Balance, December 31, 2018		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Cash Flows

(Expressed in thousands of US dollars)

	Note	2018	2017 (Note 3)	2016 (Note 3)

Cash generated by (used in):

Operating Activities
Net income		$1,626	$2,522	$2,016
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(645)	(140)	1,005
Depreciation and depletion		3,256	2,703	1,913
Accretion of reclamation provision		378	248	1,219
Unrealized loss (gain) on investments		5	(5)	2
Foreign exchange (gain) loss		45	127	(441)
Fair value adjustment on warrant liability		(1,304)	(563)	(8)
Fair value adjustment on modification of term facility		234	-	-
Share-based payments		630	2,018	215
		4,225	6,910	5,921
Net change in non-cash working capital items	23	4,999	(9,077)	(1,098)
		9,224	(2,167)	4,823

Financing Activities
Shares and units issued for cash, net of issuance costs		8,466	40	22,791
Finance lease payments		(1,166)	(1,581)	(1,531)
Equipment loan payments		(1,445)	(847)	(587)
Term facility payments		(2,000)	(667)	(667)
		3,855	(3,055)	20,006

Investing Activities
Exploration and evaluation expenditures		(5,361)	(5,527)	(4,810)
Additions to plant, equipment and mining properties		(9,416)	(6,608)	(3,683)
Redemption (purchase) of short-term investments		1,000	9,000	(10,000)
Redemption of reclamation bonds		548	-	-
		(13,229)	(3,135)	(18,493)

Change in cash		(150)	(8,357)	6,336

Effect of exchange rate changes on cash		(18)	(3)	43

Cash, Beginning		3,420	11,780	5,401

Cash, Ending		$3,252	$3,420	$11,780

Supplementary Cash Flow Information (Note 23)

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on July 1, 2015 (see Note 3), the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the US dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

Effective January 1, 2017, the Company changed its presentation currency from the Canadian dollar to the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

a) Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

i. Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

ii. Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and July 1, 2015, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2018.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report, on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•

Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;

•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;
•	The mill has consistently processed at levels above design capacity and budgeted production levels with consistent recoveries and grades; and,
•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii. Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment, in which the entity operates. The Company has determined the functional currency of the Company and its Canadian subsidiary to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities, if there is a change in events and conditions, which determine the primary economic environment.

b) Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i. Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver, and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver, and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

ii. Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino, San Gonzalo, and Bralorne properties. The provision reflects estimates of future costs, inflation, foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii. Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves. Warrant liabilities are accounting for as derivate liabilities (see Note 16).

iv. Impairment of plant, equipment and mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, and mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment, and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties, and exploration and evaluation assets.

v. Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

vi. Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Cash

Cash in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

Change in accounting policies - Exploration and evaluation assets

Upon review of the Company’s experience at the Avino and San Gonzalo mines, on a retrospective basis, the Company has changed its accounting policy under IFRS 6 and IAS 16 in accounting for its exploration and evaluation assets and development costs. The change in accounting policy resulted in a reassessment of the commencement of production date from April 1, 2016 to July 1, 2015, at the Avino Mine. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of its business activities to enhance the comparability of its financial statements to its peers and to make the consolidated financial statements more relevant to the economic decision-making needs of users.

Accordingly, the Company has adopted the following exploration and evaluation assets and development costs accounting policy during the period ended December 31, 2018:

Exploration and evaluation assets and development costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

- 13 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

(ii) Development expenditures

Mine Development Costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;
•	Consistent operating results are achieved during the test period;
•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;
•	Plant / mill has reached a pre-determined percentage of design capacity;
•	Adequate funding is available and can be allocated to the operating activities; and,
•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

Effect of Change in Accounting Policy

As a result of applying the change in accounting policy, the Company has determined that the production phase would have commenced effective July 1, 2015. Accordingly, the Company determined that the accumulated impact on its consolidated statement of financial position would be an increase in plant, equipment and mining properties, and the impact of its consolidated statement of operations and comprehensive income (loss) would be an increase in revenue from mining operations and costs of sales as such amounts are not offset during production, resulting in a decreased in accumulated deficit. The retrospective application of this change in accounting policy on the Company’s consolidated statement of financial position as at January 1, 2017 and December 31, 2017, is as follows:

	As Previously Reported January 1, 2017	Adjustment	As Adjusted January 1, 2017
ASSETS
Total current assets	$35,128	$-	$35,128
Plant, equipment and mining properties	27,739	337	28,076
Other long-term assets	30,927	-	30,927
Total assets	$93,794	$337	$94,131

LIABILITIES
Total liabilities	$32,337	$-	$32,337

EQUITY
Accumulated deficit	(21,875)	337	(21,538)
Other equity	83,332	-	83,332
Total equity	61,457	337	61,794
Total liabilities and equity	$93,794	$337	$94,131

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

	As Previously Reported December 31, 2017	Adjustment	As Adjusted December 31, 2017
ASSETS
Total current assets	$26,591	$-	$26,591
Plant, equipment and mining properties	31,952	206	32,158
Other long-term assets	44,086	-	44,086
Total assets	$102,629	$206	$102,835

LIABILITIES
Total liabilities	$33,833	$-	$33,833

EQUITY
Accumulated deficit	(19,083)	206	(18,877)
Other equity	87,879	-	87,879
Total equity	68,796	206	69,002
Total liabilities and equity	$102,629	$206	$102,835

The retrospective application of this change in accounting policy on the Company’s consolidated statements of operations and comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

	As Previously Reported 2016	Adjustment	As Adjusted 2016

Revenue from mining operations	$30,105	$4,587	$34,692
Cost of sales	19,161	3,800	22,961
Mine operating income	10,944	787	11,731
Operating expenses and other items	5,276	-	5,276
Net income before income taxes	5,668	787	6,455
Income taxes	4,164	275	4,439
Net income	1,504	512	2,016
Earnings per share
Basic	$0.04	$0.01	$0.05
Diluted	$0.03	$0.02	$0.05

	As Previously Reported 2017	Adjustment	As Adjusted 2017

Revenue from mining operations	$33,359	$-	$33,359
Cost of sales	21,975	131	22,106
Mine operating income	11,384	(131)	11,253
Operating expenses and other items	5,960	-	5,960
Net income before income taxes	5,424	(131)	5,293
Income taxes	2,771	-	2,771
Net income	2,653	(131)	2,522
Earnings per share
Basic	$0.05	$0.00	$0.05
Diluted	$0.05	$0.00	$0.05

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The retrospective application of this change in accounting policy on the Company’s consolidated statements of cash flows for the years ended December 31, 2017 and 2016, are as follows:

	As Previously Reported 2016	Adjustment	As Adjusted 2016
Cash generated by (used in)
Operating Activities
Net income	$1,504	$512	$2,016
Adjustments for non-cash items:
Depreciation and depletion	1,341	572	1,913
Other changes in operating activities	1,992	-	1,992
Total before changes in non-cash working capital items	4,837	1,084	5,921
Net change in non-cash working capital items	(1,098)	-	(1,098)
Total cash generated by operating activities	3,739	1,084	4,823
Financing Activities
Total cash generated by financing activities	20,006	-	20,006
Investing Activities
Exploration and evaluation expenditures	(8,313)	3,503	(4,810)
Recovery of exploration costs from concentrate proceeds	4,587	(4,587)	-
Other changes in investing activities	(13,683)	-	(13,683)
Total cash used in investing activities	(17,409)	(1,084)	(18,493)
Change in cash and effect of exchange rates	6,336	-	6,336
Effect of exchange rates	43	-	43
Cash, Beginning	5,401	-	5,401
Cash, Ending	$11,780	$-	$11,780

	As Previously Reported 2017	Adjustment	As Adjusted 2017
Cash generated by (used in)
Operating Activities
Net income	$2,653	$(131)	$2,522
Adjustments for non-cash items:
Depreciation and depletion	2,572	131	2,703
Other changes in operating activities	1,685	-	1,685
Total before changes in non-cash working capital items	6,910	-	6,910
Net change in non-cash working capital items	(9,077)	-	(9,077)
Total cash used in operating activities	(2,167)	-	(2,167)
Financing Activities
Total cash used in financing activities	(3,055)	-	(3,055)
Investing Activities
Total cash used in investing activities	(3,135)	-	(3,135)
Change in cash	(8,357)	-	(8,357)
Effect of exchange rates	(3)	-	(3)
Cash, Beginning	11,780	-	11,780
Cash, Ending	$3,420	$-	$3,420

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Plant, equipment and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of sales.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties and depreciation commences.

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

As at December 31, 2018 and 2017, and January 1, 2017, the Company estimated a remaining mine life for San Gonzalo of 0.8, 0.8, and 1.8 years, respectively.

As at December 31, 2018 and 2017, and January 1, 2017, the Company estimated a remaining mine life for the Avino Mine of 9.5, 10.3, and 11.3 years, respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated using the following annual rates and methods:

Office equipment, furniture, and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	5 - 20 years straight line
Buildings	5 - 20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

Inventory

Material extracted from the Company’s mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver, and gold concentrate in a saleable form. The Company has bulk copper, silver, and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

NRV of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Revenue from Contracts with Customers

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Financial Instruments

Measurement – initial recognition

All financial assets and financial liabilities are initially recorded on the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. All financial asset and liabilities are initially recorded at fair value, net of attributable transaction costs, except for those classified as fair value through profit or loss (“FVTPL”). Subsequent measurement of financial assets and financial liabilities depends on the classifications of such assets and liabilities.

Classification – financial assets

Amortized cost:

Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effect interest method, and is recognized in Interest and other income, on the consolidated statements of operations and comprehensive income (loss)

The Company financial assets at amortized costs include its cash, amounts receivable not related to sales of concentrate, investments (short-term), and reclamation bonds.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding

Upon initial recognition of equity securities, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate its equity securities that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the instrument; instead, it is transferred to retained earnings.

The Company currently has no financial assets designated as FVTOCI.

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL, which includes amounts receivable from concentrate sales.

Classification – financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Financial liabilities at amortized cost include accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations. The Company has classified share purchase warrants with an exercise price in US dollars (see Note 16) as financial liabilities at FVTPL. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in the consolidated statements of operations.

The Company has no hedging arrangements and does not apply hedge accounting.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets when necessary. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Share capital

a) Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

b) Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan and restricted share unit (“RSU”) plan allows directors, officers, employees, and consultants to acquire common shares of the Company.

The fair value of options granted is measured at fair value at the grant date based on the market value of the Company’s common shares on that date.

The fair value of equity-settled RSUs is measured at the grant date based on the market value of the Company’s common shares on that date, and each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All options and RSUs are recognized in the consolidated statements of operations and comprehensive income (loss) as an expense or in the consolidated statements of financial position as exploration and evaluation assets over the vesting period with a corresponding increase in equity reserves in the consolidated statements of financial position.

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation, and re-vegetation of affected areas.

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

IFRS 9 - Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The standard did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date.

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

IFRS 15 - Revenue from Contracts with Customers

On January 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a full retrospective approach. The company has completed its assessment and there was no significant impact on the recognition or measurement of the Company’s revenue from customers. However, this standard resulted in additional disclosures and presentation categories in the Company’s consolidated financial statements.

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Additional Disclosures

Additional disclosures have been presented in Note’s 13 and 20 of the consolidated financial statements as a result of adopting IFRS 9 and 15, respectively.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are effective as of December 31, 2018:

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company has identified existing agreements that may contain right-of-use assets. At this time, the Company does not believe that the new standard will give rise to a material change, and is currently finalized the expected impact on the consolidated financial statements. The majority of the Company’s leases were already classified its right of use assets on its consolidated statement of financial position, and at this time, does not believe that it has material right of use assets that are not classified as such.

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted.

IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 (the “Interpretation”) sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations (“IFRS 3”), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes, and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company’s consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

5.	SHORT-TERM INVESTMENTS

At December 31, 2018, the Company’s short-term investments totalled $Nil (December 31, 2017 - $1,000 January 1, 2017 - $10,000).

6.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST”) recoverable.

	December 31, 2018	December 31, 2017	January 1, 2017

VAT recoverable	$3,144	$5,779	$3,376
GST recoverable	82	105	153
Income taxes recoverable	2,117	485	-
	$5,343	$6,369	$3,529

7.	INVENTORY

	December 31, 2018	December 31, 2017	January 1, 2017

Process material stockpiles	$4,486	$3,566	$2,605
Concentrate inventory	3,095	3,437	1,896
Materials and supplies	1,650	2,099	1,303
	$9,231	$9,102	$5,804

The amount of inventory recognized as an expense for the year ended December 31, 2018 totalled $27,850 (2017 – $22,106, 2016 – $22,961), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

8.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2017	$7,979	$22,813	$30,792

Costs incurred during 2017:
Mine and camp costs	-	4,301	4,301
Provision for reclamation	-	3,762	3,762
Effect of movements in exchange rates	555	1,604	2,159
Drilling and exploration	418	348	766
Depreciation of plant and equipment	-	716	716
Interest and financing costs	-	377	377
Geological and related services	-	264	264
Water treatment and tailing storage facility costs	-	224	224
Assessments and taxes	82	97	179
Mineral exploration tax credit	-	(202)	(202)

Balance, December 31, 2017	$9,034	$34,304	$43,338
Costs incurred during 2018:
Mine and camp costs	-	3,143	3,143
Drilling and exploration	346	1,142	1,488
Depreciation of plant and equipment	-	540	540
Interest and other costs	-	414	414
Geological and related services	-	205	205
Water treatment and tailing storage facility costs	-	53	53
Assessments and taxes	86	29	115
Assays	-	13	13
Effect of movements in exchange rates	226	(2,754)	(2,528)

Balance, December 31, 2018	$9,692	$37,089	$46,781

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a) Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i) Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

(ii) Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$0.25 million during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b) British Columbia, Canada

(i) Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents Canadian (C$0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

The Company also owns land and mineral claims for the Bralorne Mine project in connection with ongoing plans for exploration and potential expansion, which include nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia (the “BRX Property”).The BRX Property carries a 1% net smelter returns royalty to a maximum of C$0.25 million, and a 2.5% net smelter returns royalty.

- 27 -

(ii) Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c) Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the year ended December 31, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in all 14 quartz mining leases. To exercise the option, Alexco must pay Avino a total of C$70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur C$0.55 million in exploration work by the second anniversary of the option agreement date, and a further C$2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for C$2.5 million.

The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

9.	NON-CONTROLLING INTEREST

At December 31, 2018, the Company had an effective 99.67% (2017 - 99.67%, 2016 – 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2017 - 0.33%, 2016 – 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

- 28 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

10.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2017	10,990	83	253	14,927	7,638	2,645	36,536
Additions	1,370	49	27	1,271	2,137	2,949	7,803
Effect of movements in exchange rates	122	1	3	179	91	31	427
Balance at December 31, 2017	12,482	133	283	16,377	9,866	5,625	44,766
Additions	588	17	77	990	7,901	1,089	10,662
Transfers	-	-	-	-	(45)	45	-
Disposals	-	-	-	-	(33)	-	(33)
Effect of movements in exchange rates	(108)	(1)	(2)	(110)	(86)	(49)	(356)
Balance at December 31, 2018	12,962	149	358	17,257	17,603	6,710	55,039

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2017	2,748	36	116	4,206	846	508	8,460
Additions	1,817	12	27	1,827	283	87	4,053
Effect of movements in exchange rates	27	-	1	51	10	6	95
Balance at December 31, 2017	4,592	48	144	6,084	1,139	601	12,608
Additions	1,549	17	32	799	1,287	112	3,796
Effect of movements in exchange rates	(39)	-	(1)	(53)	(10)	(5)	(108)
Balance at December 31, 2018	6,102	65	175	6,830	2,416	708	16,296

NET BOOK VALUE
At December 31, 2018	6,860	84	183	10,427	15,187	6,002	38,743
At December 31, 2017	7,890	85	139	10,293	8,727	5,024	32,158
At January 1, 2017	8,242	47	137	10,721	6,792	2,137	28,076

Included in Buildings above are assets under construction of $3,655 as at December 31, 2018 (December 31, 2017 - $3,283) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they are transferred to the appropriate class of plant, equipment and mining properties.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

11.	RECLAMATION BONDS

Under the Ministry of Energy, Mines and Petroleum Resources (“MEM”), the Company is required to hold reclamation bonds that cover the estimated future cost to reclaim the ground disturbed. At December 31, 2018, the Company has secured $107 (December 31, 2017 - $714 January 1, 2017 - $108) to cover estimated future costs related to the future ground disturbance at the Company’s Canadian operations.

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2018, 2017 and 2016, were as follows:

	2018	2017	2016

Salaries, benefits, and consulting fees	$956	$860	$1,277
Share-based payments	531	1,718	891
	$1,487	$2,578	$2,168

(b) Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $212 (December 31, 2017 - $232, January 1, 2017 - $111) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2018. The following table summarizes the amounts due to related parties:

	December 31, 2018	December 31, 2017	January 1, 2017

Oniva International Services Corp.	$107	$139	$127
Directors	47	42	45
Jasman Yee & Associates, Inc.	3	6	4
Intermark Capital Corp.	-	-	20
Wear Wolfin Designs Ltd.	-	-	3
	$157	$187	$199

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a directr of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the three and years ended December 31, 2018, 2017 and 2016, are summarized below:

	2018	2017	2016

Salaries and benefits	$594	$450	$297
Office and miscellaneous	560	567	507
Exploration and evaluation assets	353	352	248
	$1,507	$1,369	$1,052

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2018, 2017 and 2016, the Company paid $232, $231 and $504, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the year ended December 31, 2018, 2017 and 2016, the Company paid $66, $80 and $140, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the year ended December 31, 2018, 2017 and 2016, the Company paid $12, $23 and $23, respectively, to WWD.

13.	TERM FACILITY

In July 2015, the Company entered into a $10 million term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2017, the Company and Samsung agreed to amend the Company’s existing term facility by extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

During the year ended December 31, 2018, the Company and Samsung entered into a new amending agreement to amend the existing term facility by extending the repayment period. Under the new amendment, Samsung granted the Company a 12 month deferral period from October 2018, through and including September 2019, during which there will be no principal repayments. The Company will repay the remaining balance in 23 equal monthly instalments of $278 commencing in October 2019 and ending August 2021. Interest on the amended facility is now charged at a rate of US dollar LIBOR (3 month) plus 6.75% during the 12 month deferral period, reverting to US dollar LIBOR (3 month) plus 4.75% for the remainder of the repayment period ending August 2021. Other material terms of the facility remain unchanged. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

- 31 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The continuity of the term facility with Samsung is as follows:

	December 31,	December 31,	January 1,
	2018	2017	2017

Balance at beginning of the period	$8,667	$9,334	$10,000
Repayments	(2,000)	(667)	(666)
Fair value adjustment for modification	234	-	-
Balance at end of the period	6,901	8,667	9,334
Less: current portion	(1,017)	(4,000)	(4,666)
Non-current portion	$5,884	$4,667	$4,667

14.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in between 2018 and 2023 with fixed interest rates of 4.75% to 6.29% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2018, plant, equipment, and mining properties includes a net carrying amount of $2,232 (December 31, 2017 - $2,065, January 1, 2017 - $2,508) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31,	December 31,	January 1,
	2018	2017	2017

Not later than one year	$550	$886	$1,060
Later than one year and not later than five years	428	410	1,238
Less: Future interest charges	(50)	(50)	(130)
Present value of loan payments	928	1,246	2,168
Less: current portion	(517)	(848)	(977)
Non-current portion	$411	$398	$1,191

The equipment loan credit facilities are a component of the master credit facilities described in Note 15.

15.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2018 and 2021, with interest rates ranging from Nil% to 14.49% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2018, plant, equipment and mining properties includes a net carrying amount of $3,461 (December 31, 2017 - $3,951, January 1, 2017 - $4,801) for this leased mining equipment.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31,	December 31,	January 1,
	2018	2017	2017

Not later than one year	$943	$1,204	$1,527
Later than one year and not later than five years	947	1,295	1,482
Less: Future interest charges	(71)	(150)	(197)
Present value of lease payments	1,819	2,349	2,812
Less: current portion	(950)	(1,116)	(1,435)
Non-current portion	$869	$1,233	$1,377

The Company has two master credit facilities with equipment suppliers for a total of $10,375. The facilities are used to acquire equipment necessary for maintaining operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activity at the Bralorne Mine. As of December 31, 2018, the Company had $8,224 in available credit remaining under these facilities.

16.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Balance at beginning of the period	$1,161	$1,630	$-
Warrants issued during the period	2,296	-	1,638
Fair value adjustment	(1,304)	(563)	(8)
Effect of movement in exchange rates	(144)	94	-
Balance at end of the period	$2,009	$1,161	$1,630
Less: current portion	-	-	-
Non-current portion	$2,009	$1,161	$1,630

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding and exercisable, January 1 and December 31, 2017	3,602,215	$1.99
Issued	7,175,846	$0.80
Warrants outstanding and exercisable, December 31, 2018	10,778,061	$1.20

		Derivative Warrants,Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2018	December 31, 2017	January 1, 2017

March 14, 2019	$1.00	40,000	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215	3,562,215
September 25, 2023	$0.80	7,175,846	-	-
		10,778,061	3,602,215	3,602,215

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

As at December 31, 2018, the weighted average remaining contractual life of warrants outstanding was 3.46 years (December 31, 2017 – 1.90 years, January 1, 2017 – 2.29 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2018	December 31, 2017	January 1, 2017
Weighted average assumptions:
Risk-free interest rate	1.88%	1.66%	0.67%
Expected dividend yield	0%	0%	0%
Expected warrant life (years)	3.46	1.90	2.29
Expected stock price volatility	61.47%	65.69%	72.66%
Weighted average fair value	$0.19	$0.32	$0.35

17.	DEFERRED REVENUE

During the year ended December 31, 2018, the Company entered into a sales agreement with MK Metal Trading Mexico S.A. de C.V., a subsidiary of Ocean Partners, to sell San Gonzalo concentrate for a 12 month period. As per the agreement, the Company received an unsecured upfront payment of $2 million, which is to be repaid in equal monthly installments over the 12 month period ending March 2019. Interest is charged on the outstanding balance at a rate of US dollar LIBOR (3 month) plus 4.75%.

As of December 31, 2018, the outstanding balance (including IVA) was $573 (December 31, 2017 and January 1, 2017 - $Nil).

18.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2018, is $10,799 (December 31, 2017 – $11,638, January 1, 2017 – $6,963), and the undiscounted value of the obligation is $16,356 (December 31, 2017 – $17,529, January 1, 2017 – $7,634).

The present value of the obligation in Mexico of $1,309 (December 31, 2017 – $1,584, January 1, 2017 – $1,233) was calculated using a risk-free interest rate of 8.62% (December 31, 2017 – 7.68%, January 1, 2017 – 7.00%) and an inflation rate of 3.80% (December 31, 2017 – 6.77%, January 1, , 2017 – 4.25%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne of $9,490 (December 31, 2017 – $10,054, January 1, 2017 – $5,730) was calculated using a weighted average risk-free interest rate of 3.41% (December 31, 2017 – 3.46%, January 1, 2017 – 4.39%) and a weighted average inflation rate of 1.88% (December 31, 2017 – 1.67%, January 1, 2017 – 1.79%). Reclamation activities are estimated to begin in 2024.

- 34 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

A reconciliation of the changes in the reclamation provision during the years ended December 31, 2018, and 2017, is as follows:

	December 31, 2018	December 31, 2017

Balance at beginning of the period	$11,638	$6,963
Changes in estimates	(437)	3,900
Unwinding of discount	378	248
Effect of movements in exchange rates	(780)	527
Balance at end of the period	$10,799	$11,638
Less: current portion	(296)	-
Non-current portion	$10,503	$11,638

19.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value.

(b) Issued:

(i) During the year ended December 31, 2018, the Company closed a bought-deal financing, issuing 7,105,658 units at the price of $0.65 per unit for gross proceeds of $4,619. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant exercisable to purchase one additional common share at an exercise price of $0.80 until expiry on September 25, 2023. The financing was made by way of prospectus supplement in September 2018, to the short-form base shelf prospectus dated November 10, 2016 and the shelf registration statement dated August 22, 2018, for up to $25 million.

Of the $4,619 total aggregate proceeds raised in this financing, the $2,296 fair value of the warrants was attributed to warrant liability (Note 16), and the residual amount of $2,323 was attributed to common shares. The Company paid a 7% cash commission on the gross proceed in the amount of $324, and incurred additional legal costs of $185. Costs of $253 were allocated to the fair value of the warrants and have been reflected in the consolidated statement of operations as a finance cost, and costs of $256 have been reflected as share issuance costs in the consolidated statement of changes in equity. An additional $168 in issuance costs relating to the shelf registration statement have also been reflected in the consolidated statement of changes in equity

During the year ended December 31, 2018, the Company issued 3 million common shares by way of flow-through financing for gross proceeds of $4,667 (C$6,000). This amount includes a flow-through premium, which represents the difference between the Company’s share price on the date of issuance, and the offering price of C$2.00 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $444 was recorded as the flow-through premium, for a net share capital allocation of $4,223. This premium is presented in “Other liabilities” on the balance sheet as at December 31, 2018. The Company incurred $471 in commission and issuance costs in relation to the offering.

During the year ended December 31, 2018, the Company issued 151,800 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $137. The Company pays a 3% cash commission on gross proceeds and incurred $4 in issuance costs during the period.

- 35 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2018, the Company issued 87,500 common shares upon the exercise of stock options for gross proceeds of $112. The Company also issued 274,658 common shares upon exercise of RSUs. The Company incurred $5 in issuance costs in relation to these exercises.

(ii) During the year ended December 31, 2017, the Company issued shares in an at-the-market offering under prospectus supplements for an aggregate of 10,000 common shares at an average price of $1.67 for net proceeds of $16.

During the year ended December 31, 2017, the Company issued 20,000 common shares upon the exercise of stock options for gross proceeds of $25.

During the year ended December 31, 2017, the Company issued 257,152 common shares upon the vesting of restricted share units.

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options for the years ended December 31, 2018, and 2017, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding and exercisable, January 1, 2017	1,978,500	$2.24
Granted	1,475,000	$1.98
Cancelled / Forfeited	(122,500)	$2.54
Exercised	(20,000)	$1.62
Stock options outstanding and exercisable, December 31, 2017	3,311,000	$2.12
Granted	497,500	$1.30
Cancelled / Forfeited	(497,500)	$2.14
Expired	(306,000)	$1.61
Exercised	(87,500)	$1.61
Stock options outstanding, December 31, 2018	2,917,500	$2.04
Stock options exercisable, December 31, 2018	2,576,250	$2.14

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the Company’s stock options outstanding and exercisable at December 31, 2018:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)
September 19, 2019	$1.90	570,000	0.72	570,000	0.72
December 22, 2019	$1.90	30,000	0.98	30,000	0.98
September 2, 2021	$2.95	552,500	2.67	552,500	2.67
September 20, 2022	$1.98	1,295,000	3.72	1,295,000	3.72
October 6, 2022	$1.98	15,000	3.77	15,000	3.77
August 28, 2023	$1.30	455,000	4.66	113,750	4.66
		2,917,500	3.06	2,576,250	2.84

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted during the years ended December 31, 2018, 2017 and 2016, was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2018		2017		2016
Weighted average assumptions:
Risk-free interest rate		2.25%		1.80%		0.69%
Expected dividend yield		0%		0%		0%
Expected option life (years)		5.00		5.00		5.00
Expected stock price volatility		60.26%		68.24%		65.13%
Weighted average fair value at grant date	$	C0.53	$	C1.14	$	C1.60

During the year ended December 31, 2018, the Company charged $130 (2017 - $1,177, 2016 - $875) to operations as share-based payments and capitalized $20 (2017 - $127, 2016 - $96) to exploration and evaluation assets.

(d) Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

During the year ended December 31, 2018, 1,081,500 RSUs (2017 – 80,500, 2016 – 790,000) were granted. All RSUs granted vest one-third annually from the date of the grant until fully vested at the end of the three-year term. The weighted average fair value of the RSUs granted during the year ended December 31, 2018, was C$1.31, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

At December 31, 2018, there were 1,235,301 RSUs outstanding (December 31, 2017 – 592,172, December 31, 2016 – 787,500).

During the year ended December 31, 2018, the Company charged $500 (2017 - $841, 2016 - $343) to operations as share-based payments and capitalized $50 (2017 - $116, 2016 - $35) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e) Earnings per share:

The calculations for basic and diluted earnings per share are as follows:

	2018	2017 (Note 3)	2016 (Note 3)

Net income (loss) for the period	$1,626	$2,522	$2,016
Basic weighted average number of shares outstanding	56,851,626	52,523,454	42,695,999
Effect of dilutive share options, warrants, and RSUs	3,149,011	796,555	1,095,452
Diluted weighted average number of shares outstanding	60,000,637	53,320,009	43,791,451
Basic earnings per share	$0.03	$0.05	$0.05
Diluted earnings per share	$0.03	$0.05	$0.05

20.	REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2018 of $34,116 (2017 - $33,359, 2016 - $34,692) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine, and processing of Historical Above Ground Stockpiles.

	2018	2017 (Note 3)	2016 (Note 3)

Concentrate sales	$34,551	$33,327	$34,925
Provisional pricing adjustments	(435)	32	(233)
	$34,116	$33,359	$34,692

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	2018	2017 (Note 3)	2016 (Note 3)

Production costs	$24,619	$19,418	$21,060
Depreciation and depletion	3,231	2,688	1,901
	$27,850	$22,106	$22,961

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2018	2017	2016

Salaries and benefits	$1,257	$1,196	$1,159
Office and miscellaneous	300	464	925
Management and consulting fees	354	443	495
Investor relations	402	366	258
Travel and promotion	226	323	359
Professional fees	529	247	172
Directors fees	161	158	166
Regulatory and compliance fees	311	101	243
Depreciation	25	15	12
	$3,565	$3,313	$3,789

22.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12 .

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Not later than one year	$3,092	$300	$1,540
Later than one year and not later than five years	74	251	557
Later than five years	10	15	20
	$3,176	$566	$2,117

Included in the above amount as at December 31, 2018, is the Company’s commitment to incur flow-through eligible expenditures of $2,930 (C$3,997) that must be incurred in Canada.

Office lease payments recognized as an expense during the year ended December 31, 2018, totalled $81 (2017 - $81, 2016 - $83).

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	2018	2017	2016
Net change in non-cash working capital items:
Deferred revenues	$573	$-	$-
Accounts payable and accrued liabilities	2,329	(136)	708
Prepaid expenses and other assets	981	(1,672)	(115)
Amounts receivable	543	(1,585)	(355)
Taxes payable	(358)	(292)	(14)
Amounts due to related parties	(44)	1	42
Taxes recoverable	1,017	(2,828)	(1,323)
Inventory	(42)	(2,565)	(41)
	$4,999	$(9,077)	$(1,098)

	2018	2017	2016

Interest paid	$959	$445	$471
Taxes paid	$4,991	$5,765	$3,136
Equipment acquired under finance leases and equipment loans	$1,771	$1,228	$3,452

24.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2017 – three, January 1, 2017 – three) counterparties (see Note 26). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2018, no amounts were held as collateral.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2018, in the amount of $3,252 and working capital of $13,106 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2018, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,885	$5,885	$-	$-
Due to related parties	157	157	-	-
Minimum rental and lease payments	246	162	74	10
Term facility	7,669	1,432	6,237	-
Equipment loans	978	550	428	-
Finance lease obligations	1,889	942	947	-
Total	$16,824	$9,128	$7,686	$10

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

- 41 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2018		December 31, 2017
	MXN	CDN	MXN	CDN
Cash	$8,378	$2,421	$9,504	$321
Long-term investments	-	14	-	42
Reclamation bonds	-	146	-	896
Amounts receivable	-	114	-	132
Accounts payable and accrued liabilities	(85,951)	(891)	(27,482)	(603)
Due to related parties	-	(215)	-	(225)
Equipment loans	-	(301)	-	(782)
Finance lease obligations	(13,907)	(533)	(751)	(1,002)
Net exposure	(91,480)	755	(18,729)	(1,221)
US dollar equivalent	$(4,656)	$554	$(949)	$(974)

Based on the net US dollar denominated asset and liability exposures as at December 31, 2018, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings (loss) for the year ended December 31, 2018, by approximately $452 (December 31, 2017 - $327). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2018, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $419 (December 31, 2017 - $224).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). A 10% change in market prices would not have a material impact on the Company’s operations.

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

- 42 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

(d) Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2018:

	Level 1	Level 2	Level 3
Financial assets
Cash	$3,252	$-	$-
Amounts receivable	-	4,091	-
Long-term investments	10	-	-
Financial liabilities
Warrant liability	-	-	(2,009)
Total financial assets and liabilities	$3,262	$4,091	$(2,009)

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes equity (comprising of all issued share capital, equity reserves, retained earnings or accumulated deficit, and other comprehensive income (loss)), the term facility, equipment loan obligations, and finance lease, are listed as follows:

	December 31,	December 31,	January 1,
	2018	2017	2017

Equity	$75,168	$69,002	$61,794
Term Facility	6,901	8,667	9,333
Finance Lease Obligations	1,819	2,349	2,812
Equipment Loans	928	1,246	2,168
	$84,816	$81,264	$76,107

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2018, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2018, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

- 43 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

26.	SEGMENTED INFORMATION

The Company’s revenues for the Year ended December 31, 2018 of $34,116 (2017 - $33,359; 2016 – 34,692) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and the San Gonzalo Mine.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2018	2017	2016

Silver	$17,259	$20,159	$23,641
Copper	12,996	8,227	9,593
Gold	9,866	10,131	7,508
Penalties, treatment costs and refining charges	(6,005)	(5,158)	(6,050)
Total revenue from mining operations	$34,116	$33,359	$34,692

For the year ended December 31, 2018, the Company had six customers (2017 and 2016 – three customers) that accounted for total revenues as follows:

	2018	2017	2016

Customer #1	$23,314	$24,845	$23,833
Customer #2	1,547	7,452	6,319
Customer #3	344	-	-
Customer #4	321	1,062	4,540
Customer #5	519	-	-
Customer #6	8,071	-	-
Total revenue from mining operations	$34,116	$33,359	$34,692

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Exploration and evaluation assets - Mexico	$9,692	$9,034	$7,979
Exploration and evaluation assets - Canada	37,089	34,304	22,813
Total exploration and evaluation assets	$46,781	$43,338	$30,792

	December 31, 2018	December 31, 2017	January 1, 2017

Plant, equipment, and mining properties - Mexico	$36,484	$28,834	$24,578
Plant, equipment, and mining properties - Canada	2,259	3,324	3,498
Total plant, equipment, and mining properties	$38,743	$32,158	$28,076

- 44 -

AVINO SILVER & GOLD MINES LTD.Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

27.	INCOME TAXES

(a) Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2018	2017	2016

Current income tax expense	$1,052	$2,911	$3,434
Deferred income tax expense (recovery)	(645)	(140)	1,005
Total income tax expense	$407	$2,771	$4,439

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2018	2017	2016
		(Note 3)	(Note 3)
Net income before income taxes	$2,033	$5,293	$6,455
Combined statutory tax rate	27.00%	26.00%	26.00%

Income tax expense at the Canadian statutory rate	549	1,376	1,678

Reconciling items:
Effect of difference in foreign tax rates	48	285	307
Non-deductible/non-taxable items	(121)	602	700
Change in unrecognized deductible temporary differences	(257)	1,086	1,408
Impact of foreign exchange	915	(491)	778
Special mining duties	117	511	780
Impact of change of tax rates	-	(322)	-
Revisions to estimates	(368)	(248)	(1,095)
Share issue costs	(231)	-	(379)
Other items	(245)	(106)	262

Income tax expense recognized in the year	$407	$2,771	$4,439

The Company recognized a non-cash expense of $379 for the year ended December 31, 2018 (2017 - $51; 2016 - $316) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

	December 31,	December 31,	January 1,
	2018	2017	2017

Deferred income tax assets	$4,654	$4,888	$2,831
Deferred income tax liabilities	(8,557)	(9,436)	(7,519)

	$(3,903)	$(4,548)	$(4,688)

- 45 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Reclamation provision	$491	$594	$503
Non-capital losses	3,104	3,197	-
Other deductible temporary differences	1,059	1,097	2,328
Inventory	(94)	(230)	(101)
Exploration and evaluation assets	(6,378)	(6,464)	(4,265)
Plant, equipment and mining properties	(2,085)	(2,742)	(3,153)

Net deferred income tax liabilities	$(3,903)	$(4,548)	$(4,688)

The net deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(b) Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2017	December 31, 2016	January 1, 2016

Tax losses carried forward	$13,790	$13,973	$17,350
Share issue costs	1,263	1,100	1,466
Plant, equipment and mining properties	6,096	6,198	3,873
Exploration and evaluation assets	1,207	1,330	1,257
Investments	44	198	189
Reclamation provision and other	9,489	10,054	5,603

Unrecognized deductible temporary differences	$31,889	$32,853	$29,739

The Company has capital losses of $1,489 carried forward and $12,301 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2022 to 2038. As at December 31, 2018, the Company had no Mexican tax losses available to offset future Mexican taxable income.

28.	SUBSEQUENT EVENT

Subsequent to December 31, 2018, the Company issued 835,189 common shares through “at the market” offering under prospectus supplement for gross proceeds of $517. The Company pays a 3% cash commission on gross proceeds and incurred $15 in issuance costs during the period, for net proceeds of $502.

- 46 -